11020858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67706

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: KC WARD FINANCIAL, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4175 VETERANS MEMORIAL HIGHWAY
(No. and Street)

RONKONKOMA	NEW YORK	11779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS WARD CEO — 631-981-6803
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

pb 3/22

JD 3/28

OATH OR AFFIRMATION

I, LOUIS WARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or KC WARD FINANCIAL, LLC, as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICK GUGLIOTTA
Notary Public, State of New York
Qualified in Suffolk County
Expires 03 / 31 / 2015
Notary No 01GU6089935

Public Notary

Signature

MANAGING MEMBER/CEO
Title

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KC WARD FINANCIAL, LLC

FINANCIAL STATEMENTS

December 31, 2010

KC WARD FINANCIAL LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplemental Information	
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	10
Computation for Determination of Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule Rule 15c3-3	11
Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission for Broker-Dealer claiming Exemption From SEC Rule 15c3-3	12 - 13
Independent Accountants' Report On Applying Agreed-Upon Procedures	14 - 15
SIPC-7T Report	16

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
KC Ward Financial, LLC
Ronkonkoma, New York

We have audited the accompanying statements of financial condition of KC Ward Financial, LLC as of December 31, 2010 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KC Ward Financial, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 9 and11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
February 9, 2011

KC WARD FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Assets:		
Cash and cash equivalents	$	1,963
Commissions receivable		227,128
Prepaid expenses		28,336
Deposits with clearing broker		40,000
	$	297,427

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	38,967
Commissions payable		177,565
		216,532
Member's equity:		
Member's capital		125,000
Accumulated deficit		(44,105)
		80,895
	$	297,427

The accompanying notes are an integral part of these financial statements.

KC WARD FINANCIAL, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

Revenues:	
Commissions	$ 2,138,130
Other income	947
Total revenues	2,139,077
Expenses:	
Clearing fees	96,066
Compensation and employee benefit	1,552,638
Occupancy and administrative	270,707
Memberships and registration	55,231
Other operating expenses	129,989
Total expenses	2,104,631
Net income	$ 34,446

The accompanying notes are an integral part of these financial statements.

KC WARD FINANCIAL, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2010

Balance - beginning of year	$ 63,749
Member contributions	9,700
Net income	34,446
Distributions	(27,000)
Balance - end of year	$ 80,895

The accompanying notes are an integral part of these financial statements

KC WARD FINANCIAL, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 34,446
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities	
Increase (decrease) in cash attributable to changes in assets and liabilities	
Receivable from clearing broker	(55,882)
Prepaid expenses	(27,822)
Clearing deposit	(13,985)
Member's loans	27,000
Accounts payable and accrued expenses	88
Commissions payable	64,648
Loan from member	(9,700)
Total adjustments	(15,653)
Net cash provided in operating activities	18,793
Cash flows from financing activities:	
Member contribution	9,700
Member distribution	(27,000)
Net cash used in financing activities	(17,300)
Net increase in cash and cash equivalents	1,493
Cash and cash equivalents at beginning of year	470
Cash and cash equivalents at end of year	$ 1,963

The accompanying notes are an integral part of these financial statements.

KC WARD FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 1 – Summary of Significant Accounting Policies

Nature of Business

KC Ward Financial, LLC ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was formed in May 2007. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2010, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of an Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2010, the Company's had excess net capital of $38,125 and a net capital ratio of 4.12 to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2010, margin accounts guaranteed by the Company guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 – Litigation

In February 2010, a customer commenced arbitration before FINRA for an unspecified amount of alleged damages regarding losses due to the Company's allegedly unsuitable investment recommendations. Outside counsel states the Company has many strong defenses and is vigorously defending the case. They also represent that the Company's insurance has accepted defense of the matter and that any exposure should not exceed the Company's deductible of $25,000.

Note 5 – Related party transactions

During the first seven months of 2010, the Company was party to an administrative services agreement with a corporation owned by the Company's sole owner. The agreement covered furnished office space, use of office equipment and use of communication devices. The Company minimum monthly payment was $32,000. Administrative fees paid for the year 2010 totaled $224,000. The agreement terminated in July 2010.

Note 6 - Commitments and contingencies

As of August 2010, the Company was assigned the lease on the space which they occupied pursuant to the former agreement in Note 5. The remaining lease term expires in May 2013. Monthly lease payments for the remainder of 2010 were $9,341, including fees, and totaled $46,707 for the five months ended December 31, 2010.

Note 6 - Commitments and contingencies

Future minimum lease payments required under the lease are as follows:

2011	$ 113,947
2012	117,631
2013	49,715
	$ 281,293

KC WARD FINANCIAL, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Computation of basic net capital requirements:		
Total member's equity qualified for net capital	$	80,895
Deductions:		
Non-allowable assets		
Prepaid expenses		28,336
Total non-allowable assets		28,336
Net capital before haircuts and securities positions		52,559
Haircuts:		
Securities positions		-
		-
Net capital		52,559
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($216,532)		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		14,434
Net capital in excess of required minimum	$	38,125
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2010)		
Net capital, as reported in Company's Part IIA Focus Report	$	63,921
Adjustments:		
Net audit adjustments to increase liabilities		(11,362)
Net capital, per December 31, 2010 audited report, as filed	$	52,559

KC WARD FINANCIAL, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
AS OF DECEMBER 31, 2010

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 38,967
Commissions payable	177,565
Aggregate indebtedness	$ 216,532
Ratio of aggregate indebtedness to net capital	4.12 to 1

KC WARD FINANCIAL, LLC

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c-3 AS OF DECEMBER 31, 2010

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15C3-3

To the Members
KC Ward Financial, LLC
Ronkonkoma, New York

In planning and performing our audit of the financial statements of KC Ward Financial, LLC (a limited liability company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohlan and Company, LLP

Maitland, Florida
February 9, 2011

Ohab and Company, P.A.

100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

Certified Public Accountants
E-Mail: ohabco@earthlink.net

Phone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members
KC Ward Financial, LLC
4175 Veterans Memorial Highway
Suite 300
Ronkonkoma, NY 11779

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by KC Ward Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating KC Ward Financial, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). KC Ward Financial, LLC's management is responsible for the KC Ward Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SI PC-7 for the year ended December 31, 2010 noting no differences;

3. There were no adjustments reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers in the respective cash disbursements record entries recorded in the QuickBooks 2010, software system, supporting there were no adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. There was no overpayment noted.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohlar and Company, PA

February 9, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067706 FINRA DEC
K C WARD FINANCIAL 14*14
4175 VETERANS MEMORIAL HWY STE 300
RONKONKOMA NY 11779-7639

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,108. –
   B. Less payment made with SIPC-6 filed (exclude interest) (150. –)
   6/15/10
   Date Paid
   C. Less prior overpayment applied (4,958. –)
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,958. –
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 4,958. –
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

K.C. Ward Financial
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3 day of February, 2011.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,139,078.-

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 96,065.-

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 96,065.-

d. SIPC Net Operating Revenues — $ 2,043,013.-

e. General Assessment @ .0025 — $ 5,108.-

(to page 1, line 2.A.)